SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOSHEN RUBBER COMPANY, INC.

GRC EMPLOYEES 401(K)

SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARKER-HANNIFIN CORPORATION

6035 PARKLAND BOULEVARD

CLEVELAND, OHIO 44124-4141

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Report of Independent Registered Public Accounting Firm

To the Participants and Board of Directors

Parker-Hannifin Corporation

Goshen Rubber Company, Inc. GRC Employees 401(k) Savings Plan and Trust

Cleveland, Ohio

We have audited the statements of net assets available for benefits of the Goshen Rubber Company, Inc. GRC Employees 401(k) Savings Plan and Trust as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Goshen Rubber Company, Inc. GRC Employee 401(k) Savings Plan and Trust as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Board of Directors of Parker-Hannifin Corporation, the Plan’s sponsor, voted on February 26, 2010, to merge the Plan and transfer all plan assets into the Parker Retirement Savings Plan effective March 1, 2010.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cleveland, Ohio

June 23, 2010

McGladrey & Pullen, LLP is a member firm of RSM International

– an affiliation of separate and independent legal entities.

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

At December 31, 2009 and 2008

	2009	2008
ASSETS

Plan interest in Parker Master Savings Plan Trust at fair value	$8,252,382	$7,422,663
Participant loans	394,247	543,744

Total assets	8,646,629	7,966,407

LIABILITIES	—	—

Net assets available for benefits at fair value	8,646,629	7,966,407

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(26,734)	72,369

Net assets available for benefits	$8,619,895	$8,038,776

Statements of Changes in Net Assets Available for Benefits

For The Years Ended December 31, 2009 and 2008

	2009	2008
ADDITIONS

Plan interest in Parker Master Savings Plan Trust investment income	$1,475,131	$—

DEDUCTIONS

Plan interest in Parker Master Savings Plan Trust investment loss	—	2,534,786
Distributions to participants	888,955	2,340,719
Trustee fees and expenses	5,057	7,487

Total deductions	894,012	4,882,992

Net increase (decrease)	581,119	(4,882,992)

Net assets available – beginning of year	8,038,776	12,921,768

Net assets available – end of year	$8,619,895	$8,038,776

The accompanying notes are an integral part of these financial statements

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 5 for discussion of fair value measurements). The Goshen Rubber Company, Inc. GRC Employees 401(k) Savings Plan and Trust’s (the Plan) interest in the Parker Master Savings Plan Trust (the Master Trust) is based on the beginning of year value of the Plan’s interest in the trust plus allocated investment income less actual distributions and administrative expenses. Quoted market prices or net asset values of shares are used to value the underlying investments in the Master Trust. The Plan presents in the Statements of Changes in Net Assets Available for Benefits, investment income (loss) which includes interest and dividend income and the net depreciation or appreciation in the fair value of its investments which consists of the realized gains and losses from the sale of investments and the unrealized appreciation and depreciation of investments held by the Master Trust.

For fiscal years beginning after December 15, 2009, the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) requires disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2 and requires separate presentation of purchases, sales, issuances, and settlements rather than net presentation in the Level 3 reconciliation. Management is currently evaluating the impact this adoption will have on the Plan’s financial statement disclosures.

Risks and Uncertainties

Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

Subsequent Events

The Plan has evaluated subsequent events that have occurred through the date these financial statements were issued. No subsequent events occurred, except as noted in Note 2, that required either adjustment to, or disclosure in, these financial statements.

Other

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements of the Plan are prepared using the accrual method of accounting.

Benefit distributions are recorded when paid.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Notes to Financial Statements—(Continued)

2. Description of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s provisions.

General

The Plan was established July 1, 1984 (and completely restated effective July 1, 2001) for the purpose of providing retirement benefits through voluntary salary reductions and employer contributions to employees of the, then, Goshen Rubber Companies, Inc. and its subsidiaries and affiliates. The Plan is a defined contribution plan intended to comply with Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In December 1999, Goshen Rubber Companies, Inc. was acquired by and became a wholly owned subsidiary of Wynn’s International, Inc. (Wynn’s). In July 2000, Wynn’s was acquired by Parker-Hannifin Corporation (the Company). Subsequently, Goshen Rubber Companies, Inc. was merged into the Company.

Effective March 1, 2001, all Plan participants became eligible to participate in the Parker Retirement Savings Plan (the Parker Plan) and, as such, the Plan was amended to cease all contributions to the Plan and to close the Plan to new participants as of February 28, 2001.

On March 1, 2010, the Plan’s net assets (amounting to $7,938,149) were transferred to the Parker Retirement Savings Plan.

Investment Elections

Participants may designate one or more of several available funds within the Master Trust to allocate their investments. Investment elections may be changed at any time. Available funds are:

(a)	Parker-Hannifin Common Stock Fund (Company Stock Fund): Invested primarily in common shares of the Company purchased on the open market. A participant’s account balance is limited to 50% of the total amount invested.

(b)	Vanguard Institutional Index Fund: Invested in stocks which comprise the S&P 500 Index.

(c)	Vanguard Extended Market Index Fund: Invested primarily in a large sampling of stocks that match certain characteristics of the Wilshire 4500 Corporation index.

(d)	Vanguard Institutional Developed Markets Index Fund: Invested in two Vanguard Funds – the European Stock Index Fund and the Pacific Stock Index Fund – which seek to track the performance of the MSCI EAFE Index.

(e)	Vanguard Total Bond Market Index Fund: Invested primarily in bonds and securities and attempts to track the performance of the Lehman Brothers Aggregate Bond Index .

(f)	Contract Income Fund: Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 4 for a further description of this fund.

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Notes to Financial Statements—(Continued)

2. Description of the Plan (cont’d)

(g)	PIMCO Total Return Portfolio: Invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

(h)	Victory EB Diversified Stock Fund: Invested primarily in a portfolio of common stocks of large publicly held companies and securities convertible into common stock.

(i)	AIM Mid Cap Core Equity Fund: Invested primarily in equity securities, including convertible securities, of mid-capitalization companies.

(j)	Sentinel Small Company Fund: Invested primarily in common stocks issued by small and medium-sized companies.

(k)	Dodge and Cox International Stock Fund: Invested primarily in equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets.

(l)	Fidelity Freedom Funds: Twelve mutual funds designed to help participants diversify their assets based on their life cycle. The Freedom Funds are invested in equities, fixed income and money markets based on the participant’s targeted retirement date.

Participant Accounts

The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude benefits payable.

Vesting, Withdrawals and Distributions

Participants are fully vested at all times, accordingly, there are no forfeitures. In general, a participant’s account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before- and/or after-tax contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70  1/2 if the participant’s account exceeds $5,000. Distribution is in cash either in a single payment, quarterly installments, or by purchase of an annuity. If the participant’s account balance is less than $5,000, the participant is required to take a lump sum distribution. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of $1,000, but less than $5,000, shall only be made in the form of an automatic rollover IRA.

Participant Loans

The Plan has a loan provision which allows an active participant to borrow a minimum of $500 and up to the lesser of a) 50% of their account balance or b) $50,000 less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at their outstanding balances, which approximates fair value.

Administration of the Plan

The Company serves as the administrator of the Plan. Administrative fees are paid by the Company for active participants and by the participant if retired or terminated.

Plan Termination

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, participants would receive their account balances.

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Notes to Financial Statements—(Continued)

3. Investments

The investments of the Plan are held in a Master Trust with Fidelity Management Trust Company. The Master Trust was established for the investment of assets of the Plan and other Company sponsored retirement plans. The Plan’s interest in the net assets of the Master Trust is allocated based upon the respective participant balances within each fund for each plan. The Plan’s interest in the Master Trust’s investment income is not proportionate to its interest in the net assets due to the ability of participants to select investment options within the Master Trust. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 0.5%. Administrative expenses are specifically allocated to the Plan.

The following represents the fair value of investments in the Master Trust at December 31, 2009 and 2008 (investments which exceed 5% of the Master Trust’s net assets in 2009 or 2008 are separately identified):

(Amounts in thousands)	2009	2008
Cash and cash equivalents	$34	$68
Mutual funds:
Vanguard Institutional Index Fund	131,137	103,291
Dodge and Cox International Stock Fund	113,983	72,872
Sentinel Small Company Fund	103,239	84,538
Others	411,762	297,529
Common/collective funds:
Victory EB Diversified Stock Fund	234,734	192,915
PIMCO Total Return Portfolio	133,164	115,738
Company Stock Fund	213,205	172,757
Contract Income Fund	424,293	406,957
Participant loans	74,697	72,046

Total investments at fair value	1,840,248	1,518,711
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(6,683)	18,092

Total Investments	$1,833,565	$1,536,803

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Notes to Financial Statements—(Continued)

3. Investments (cont’d)

The following presents the investment income (loss) for the Master Trust for the years ended December 31, 2009 and 2008:

(Amounts in thousands)	2009	2008
Net appreciation / (depreciation) in fair value of investments:
Company stock fund	$50,818	$(110,596)
Common/collective funds	70,055	(117,878)
Mutual funds	154,656	(332,616)

	275,529	(561,090)
Investment income:
Interest and dividends	36,670	52,692

	$312,199	$(508,398)

4. Contract Income Fund

The Contract Income Fund holds guaranteed investment contracts (GICs). The Financial Services—Investment Companies, Plan Accounting – Defined Contribution Pension Plans and Financial Instrument Topics of the FASB ASC require that fair value be based upon the discounted cash flow methodology for traditional and separate account GICs and be based upon market value for fixed maturity and constant duration synthetic GICs. All contracts are fully benefit-responsive.

As required by the Financial Services –Investment Companies Topic of the FASB ASC, the Statements of Net Assets Available for Benefits presents the Plan’s investments at fair value within the Master Trust as well as the adjustment of the Contract Income Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

	2009	2008
Average yield based on actual earnings	3.49%	4.66%
Average yield based on interest rate credited to participants	3.93%	4.72%

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Notes to Financial Statements—(Continued)

4. Contract Income Fund (cont’d)

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Notes to Financial Statements—(Continued)

5. Fair Value Measurements

A summary of the assets that were measured at fair value on a recurring basis at December 31, 2009 follows:

(Amounts in Thousands)	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan interest in Master Trust:
Cash and cash equivalents	$34	$34	$—	$—
Mutual Funds
Fidelity Freedom Funds	327,478	327,478	—	—
Vanguard Institutional Index Fund	131,137	131,137	—	—
Dodge and Cox International Stock Fund	113,983	113,983	—	—
Sentinel Small Company Fund	103,239	103,239	—	—
Vanguard Total Bond Market Fund	29,149	29,149	—	—
AIM Mid Cap Core Equity Fund	23,047	23,047	—	—
Vanguard Institutional Developed Markets Index Fund	16,762	16,762	—	—
Vanguard Extended Market Index Fund	15,326	15,326	—	—
Common / Collective Funds
Victory EB Diversified Stock Fund	234,734	—	234,734	—
PIMCO Total Return Portfolio	133,164	—	133,164	—
Contract Income Fund	424,293	—	424,293	—
Company Stock Fund	213,205	—	213,205	—
Participant loans	74,697	—	—	74,697

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Notes to Financial Statements—(Continued)

5. Fair Value Measurements (cont’d)

A summary of the assets that were measured at fair value on a recurring basis at December 31, 2008 follows:

(Amounts in Thousands)	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan interest in Master Trust:
Cash and cash equivalents	$68	$68	$—	$—
Mutual Funds
Fidelity Freedom Funds	236,079	236,079	—	—
Vanguard Institutional Index Fund	103,291	103,291	—	—
Dodge and Cox International Stock Fund	72,872	72,872	—	—
Sentinel Small Company Fund	84,538	84,538	—	—
Vanguard Total Bond Market Fund	24,725	24,725	—	—
AIM Mid Cap Core Equity Fund	15,124	15,124	—	—
Vanguard Institutional Developed Markets Index Fund	12,967	12,967	—	—
Vanguard Extended Market Index Fund	8,634	8,634	—	—
Common / Collective Funds
Victory EB Diversified Stock Fund	192,915	—	192,915	—
PIMCO Total Return Portfolio	115,738	—	115,738	—
Contract Income Fund	406,957	—	406,957	—
Company Stock Fund	172,757	—	172,757	—
Participant loans	72,046	—	—	72,046

Refer to Note 2 for a full description of the above investments.

The valuation techniques used to measure the fair values in the tables above are as follows:

Cash and cash equivalents: Stated at cost, which approximates fair value.

Mutual Funds: Measured at fair value using quoted market prices.

Common / Collective Funds: Measured at fair value using market observable inputs for similar assets in active markets. The fair value is estimated using the net asset value per share. These investments can be redeemed daily and without any restrictions on the timing of the redemption. Redemption of the entire investment balance generally requires at least a 30-day notice period. At December 31, 2009, the Plan had no unfunded commitments related to these investments.

Contract Income Fund: Measured at fair value using a model that utilizes market observable inputs including index rates, duration rates, swap rates, and quoted market values from investment managers.

Company Stock Fund: Measured at fair value using market observable inputs for similar assets in active markets.

Participant loans: Valued at their outstanding balances, which approximates fair value.

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Notes to Financial Statements—(Continued)

5. Fair Value Measurements (cont’d)

The following table shows the changes in fair value of assets measured on a recurring basis using unobservable inputs (Level 3) for the years ended December 31:

	2009 Participant Loans	2008 Participant Loans
Balance - beginning of year	$72,046	$67,311
Purchases, sales, issuances, and settlements	2,651	4,735

Balance - end of year	$74,697	$72,046

6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2004, that the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment options. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. The Plan’s administrator has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.

7. Party-In-Interest

Certain Plan investments within the Master Trust are investment funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also holds shares of Parker-Hannifin Corporation common stock. These shares qualify as party-in-interest transactions.

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Notes to Financial Statements—(Continued)

8. Form 5500 Reconciliation

	2009	2008
Net Assets
Net assets available for benefits per the financial statements	$8,619,895	$8,038,776
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	26,734	(72,369)

Net assets available for benefits per Form 5500	$8,646,629	$7,966,407

2009
Income
Total investment income per the financial statements	$1,475,131
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—current year	26,734
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—prior year	72,369

Total income per Form 5500	$1,574,234

Goshen Rubber Company, Inc.

GRC Employees 401(k) Savings Plan and Trust

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2009

EIN 34-0451060

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant Loans	Participant loans - 4.25 - 6.00% maturing through 2019	$—	$394,247

*	Denotes party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Goshen Rubber Company, Inc. GRC Employees 401(k) Savings Plan and Trust

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Timothy K. Pistell
Timothy K. Pistell
Executive Vice President-Finance and Administration and Chief Financial Officer

Parker-Hannifin Corporation,

Plan Administrator

June 23, 2010